SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934*
*(Amendment No. 5)*

Childtime Learning Centers, Inc.
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

168820108
(CUSIP Number)

Benjamin R. Jacobson
595 Madison Avenue, Suite 3100
New York, NY 10022
(212) 758-4500
___________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 16, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.: 168820108	Page 2 of 59

1	NAMES OF REPORTING PERSONS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) I.R.S. JP Acquisition Fund II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 2,327,712 0 2,327,712

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,327,712

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%

14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No.: 168820108	Page 3 of 59

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) JP Acquisition Fund III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 6,887,851 0 6,887,851

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,887,851

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.8%

14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No.: 168820108	Page 4 of 59

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JPAF Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 2,327,712 0 2,327,712

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,327,712

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%

14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No.: 168820108	Page 5 of 59

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JPAF, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 2,327,712 0 2,327,712

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,327,712

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%

14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D

CUSIP No.: 168820108	Page 6 of 59

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JPAF III LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 6,887,851 0 6,887,851

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,887,851

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.8%

14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D

CUSIP No.: 168820108	Page 7 of 59

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jacobson Partners

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 6,887,851 0 11,618,136

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,618,136

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.3%

14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No.: 168820108	Page 8 of 59

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Benjamin R. Jacobson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF, AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	302,663 11,325,473 10,000 11,618,136

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,628,136

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.4%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No.: 168820108	Page 9 of 59

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HVS Boxers LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 168,950 0 168,950

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 168,950

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%

14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D

CUSIP No.: 168820108	Page 10 of 59

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael J. Fuchs

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 335,391 0 335,391

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 335,391

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No.: 168820108	Page 11 of 59

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) George A. Kellner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF, AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	42,690 3,538,589 42,690 3,538,589

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,581,279

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.3%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No.: 168820108	Page 12 of 59

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Amcito Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 168,950 0 168,950

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 168,950

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%

14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No.: 168820108	Page 13 of 59

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON Brandywine Managers, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 168,950 0 168,950

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 168,950

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%

14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No.: 168820108	Page 14 of 59

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Amcito G.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 168,950 0 168,950

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 168,950

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%

14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No.: 168820108	Page 15 of 59

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David C. Patterson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 168,950 0 168,950

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 168,950

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No.: 168820108	Page 16 of 59

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Judith A. Little

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 168,950 0 168,950

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 168,950

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No.: 168820108	Page 17 of 59

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gregory S. Little

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 168,950 0 168,950

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 168,950

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No.: 168820108	Page 18 of 59

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jacqueline P. Little

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 168,950 0 168,950

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 168,950

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No.: 168820108	Page 19 of 59

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nathan Gantcher

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	40,800 168,950 40,800 168,950

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 209,750

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No.: 168820108	Page 20 of 59

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gerald L. Parsky

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 168,950 0 168,950

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 168,950

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No.: 168820108	Page 21 of 59

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Paul V. Hoagland

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 4,753 0 4,753

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,753

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) less than 0.1%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No.: 168820108	Page 22 of 59

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barcam Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 54,393 0 54,393

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,393

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%

14	TYPE OF REPORTING PERSON* HC

SCHEDULE 13D

CUSIP No.: 168820108	Page 23 of 59

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bernard Matte

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 54,393 0 54,393

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,393

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No.: 168820108	Page 24 of 59

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Raymond P. Barbrick

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 8,114 0 8,114

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,114

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) less than 0.1%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No.: 168820108	Page 25 of 59

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Harrison R. Horan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 749,516 0 749,516

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 749,516

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No.: 168820108	Page 26 of 59

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Walter E. Cisowski

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [X] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) start here [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 4,753 0 4,753

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,753

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) less than 0.1%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No.: 168820108	Page 27 of 59

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Timothy Whelan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 8,114 0 8,114

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,114

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) less than 0.1%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No.: 168820108	Page 28 of 59

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John Dickerson (as Joint Tenant with Right of Survival with Beverly Dickerson)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 28,707 0 28,707

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,707

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No.: 168820108	Page 29 of 59

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Beverly Dickerson (as Joint Tenant with Right of Survival with John Dickerson)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 28,707 0 28,707

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,707

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No.: 168820108	Page 30 of 59

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Geraldine Ann Cachat

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 1,873 0 1,873

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,873

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) less than 0.1%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No.: 168820108	Page 31 of 59

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jamie L. Goldberg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 5,808 0 5,808

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,808

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) less than 0.1%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No.: 168820108	Page 32 of 59

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Trust FBO Nicolas Karlson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 55,467 0 55,467

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,467

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%

14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D

CUSIP No.: 168820108	Page 33 of 59

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Trust U/A/D 12/21/87 FBO Sara Katherine Jacobson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 110,974 0 110,974

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,974

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%

14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D

CUSIP No.: 168820108	Page 34 of 59

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James J. Morgan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	110,000 236,818 110,000 236,818

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 346,818

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No.: 168820108	Page 35 of 59

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Allan Chan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 5,053 0 5,053

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,053

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) less than 0.1%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No.: 168820108	Page 36 of 59

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Silvia Cocozza

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 5,053 0 5,053

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,053

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) less than 0.1%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No.: 168820108	Page 37 of 59

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Edmund Gaffney

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 10,247 0 10,247

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,247

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No.: 168820108	Page 38 of 59

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Christopher D. Heinz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 25,687 0 25,687

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,687

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No.: 168820108	Page 39 of 59

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Virginia Juliano

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 5,053 0 5,053

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,053

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) less than 0.1%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No.: 168820108	Page 40 of 59

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) D. Michael ("D. M.") Harlan, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION less than 0.1%

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 5,053 0 5,053

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,053

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) less than 0.1%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No.: 168820108	Page 41 of 59

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Maria Ruvio (as Joint Tenant with Right of Survival with Gaetano Ruvio)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 5,053 0 5,053

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,053

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) less than 0.1%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No.: 168820108	Page 42 of 59

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gaetano Ruvio (as Joint Tenant with Right of Survival with Maria Ruvio)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 5,053 0 5,053

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,053

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) less than 0.1%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No.: 168820108	Page 43 of 59

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rodgers Chris Busbee

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 5,053 0 5,053

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,053

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) less than 0.1%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No.: 168820108	Page 44 of 59

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kurt Schnaubelt

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 5,053 0 5,053

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,053

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) less than 0.1%

14	TYPE OF REPORTING PERSON* IN

CUSIP No.: 168820108	Page 45 of 59

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jacobson Partners Profit Sharing Plan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION N/A

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 622,656 0 622,656

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 622,656

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%

14	TYPE OF REPORTING PERSON* EP

           Notwithstanding anything to the contrary contained herein, each Reporting Person hereby disclaims, for the purposes of Section 13(d) or Section 13(g) of the Securities and Exchange Act of 1934, as amended, beneficial ownership of any Shares not owned directly by such Reporting Person, and the filing of this schedule shall not be construed as an admission that such Reporting Person is the beneficial owner of any such Shares.

Item 1. Security and Issuer.

           This Statement on Schedule 13D/A, Amendment No. 5 ("Amendment No. 5") relates to the shares of Common Stock, no par value (the "Shares"), of Childtime Learning Centers, Inc., a Michigan corporation (the "Company"), and amends and supplements the Statement on Schedule 13D (the "13D"), dated July 24, 2000 (the "Initial 13D Filing"), and subsequently amended on August 22, 2000 ("Amendment No. 1"), September 1, 2000 ("Amendment No. 2"), September 30, 2002 ("Amendment No. 3") and March 4, 2003 ("Amendment No. 4") (Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 are collectively referred to herein as the "Prior 13D Amendments"). The Initial 13D Filing, Amendment No. 1 and Amendment No. 2 were filed on behalf of JP Acquisition Fund II, L.P., JP Acquisition Fund III, L.P., JPAF Limited Partnership, JPAF III LLC, Jacobson Partners, Benjamin R. Jacobson, James F. Wilson, Michael J. Fuchs, George A. Kellner, Wm. Brian Little, Amcito Partners, L.P., Nathan Gantcher, Gerald L. Parsky, Paul V. Hoagland, Bernard Matte, Barcam Holdings, Inc., Raymond P. Barbrick, Harrison R. Horan, Walter E. Cisowski, Timothy Whelan, John Dickerson, Geraldine Ann Cachat, Jamie L. Goldberg, Trust FBO Nicolas Karlson and Trust U/A/D 12/21/87 FBO Sara Katherine Jacobson (such persons, other than James F. Wilson and Wm. Brian Little, are referred to hereinafter as the "Initial Reporting Persons"). Amendment No. 3 and Amendment No. 4 were filed on behalf of the Initial Reporting Persons and the following additional persons: JPAF, Inc., HVS Boxers LLC, Brandywine Managers, LLC, Amcito G.P., David C. Patterson, Judith A. Little, Gregory S. Little, Jacqueline P. Little, Beverly Dickerson and James J. Morgan (collectively with the Initial Reporting Persons, the "Prior Reporting Persons"). This Amendment No. 5 is filed on behalf of the Prior Reporting Persons and the following additional persons: Allan Chan, Silvia Cocozza, Edmund Gaffney, Christopher D. Heinz, Virginia Juliano, D. Michael ("D. M.") Harlan, Jr., Maria Ruvio, Gaetano Ruvio, Rodgers Chris Busbee, Kurt Schnaubelt and Jacobson Partners Profit Sharing Plan (such additional persons being referred to collectively herein as the "New Reporting Persons"). The Prior Reporting Persons and the New Reporting Persons are collectively referred to herein as the "Reporting Persons."

          Capitalized terms used but not defined herein shall have the respective meanings assigned to them in the Initial 13D Filing or the Prior 13D Amendments.

Item 2. Identity and Background.

          Item 2 is hereby amended and supplemented by adding thereto the following information:

          Set forth below, in the following table, is certain information with respect to each of the New Reporting Persons.

                                                 Citizenship or State
                                                   of Incorporation/
               Name and Address                     Organization          Principal Occupation or Business
               ----------------                 ----------------------    --------------------------------

Allan Chan                                                  USA             Employee of Jacobson Partners
c/o Jacobson Partners
595 Madison Avenue, Suite 3100
New York, NY 10022

Silvia Cocozza                                              USA             Employee of Jacobson Partners
c/o Jacobson Partners
595 Madison Avenue, Suite 3100
New York, NY 10022

Edmund Gaffney                                              USA             Employee of Jacobson Partners
c/o Jacobson Partners
595 Madison Avenue, Suite 3100
New York, NY 10022

Christopher D. Heinz                                        USA             Political fundraiser
101 East 52nd Street, 10th Floor
New York, NY 10022

Virginia Juliano                                            USA             Employee of Jacobson Partners
2050 80th Street
Brooklyn, NY 11214

D. Michael ("D. M.") Harlan, Jr.                            USA             President of Conforma Clad Inc., a
c/o Conforma Clad Inc.                                                      manufacturer of equipment and
501 Park East Blvd.                                                         components used in numerous industrial
New Albany, IN 47150                                                        applications.

Maria Ruvio                                                 USA             Employee of Jacobson Partners
c/o Jacobson Partners
595 Madison Avenue, Suite 3100
New York, NY 10022

Gaetano Ruvio                                               USA             Employee of Visual Graphic
3-12 127 Street                                                             Systems, 500 10th Avenue, New
College Point, NY 11356                                                     York, NY 10018, a designer of
                                                                            interior signage.

Rodgers Chris Busbee                                        USA             Employee of Jacobson Partners
c/o Jacobson Partners
595 Madison Avenue, Suite 3100
New York, NY 10022

Kurt Schnaubelt                                             USA             Chief Financial Officer of Bertucci's
c/o Bertucci's Corporation                                                  Corporation, a restaurant owner and
15 Otis Street                                                              operator
Northborough, MA 01532

Jacobson Partners Profit Sharing Plan                       N/A             Employee benefit plan
c/o Jacobson Partners
595 Madison Avenue, Suite 3100
New York, NY 10022

          During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

          Item 3 is hereby amended and supplemented by adding thereto the following information:

          On May 9, 2003, Nathan Gantcher purchased 40,000 Shares on the open market for $42,000 in cash. In addition, on May 21, 2003, Mr. Gantcher purchased 800 shares on the open market for $760 in cash.

          On May 16, 2003, the Reporting Persons acquired an aggregate amount of 10,850,373 Shares through their exercise of rights under the Company’s Rights Offering and/or through purchases of Shares under the Standby Securities Purchase Agreement. Shares purchased under both the Rights Offering and the Standby Securities Purchase Agreement were purchased for the same per-share purchase price, approximately $0.876 per share. The Shares acquired on May 16, 2003 were acquired for a combination of cash and the surrender of unpaid principal of and interest on the $14 million aggregate face amount of 15% Subordinated Notes due December 31, 2004 of Childtime Childcare, Inc. (the “Subordinated Notes”) issued to certain of the Reporting Persons in connection with the Tutor Time Acquisition. Except as otherwise expressly disclosed, the following table sets forth, for each Reporting Person directly acquiring Shares, the number of Shares acquired under the Rights Offering, the number of Shares acquired under the Standby Securities Purchase Agreement, and the respective portions of the purchase price for such Shares paid for with cash and the surrender of Subordinated Notes (because these Shares were acquired together with new subordinated debt of the Company, the following table assumes a pro rata allocation of cash and debt consideration between the acquired Shares and new debt):

                                                                                                     Amount of Purchase
                                                     Shares Acquired through                         Price Paid Through
     Reporting Person           Shares Acquired         Standby Securities      Amount of Purchase      Surrender of
                            through Rights Offering     Purchase Agreement      Price Paid in Cash   Subordinated Notes
-------------------------------------------------------------------------------------------------------------------------

JP Acquisition Fund II,           1,086,264                 947,379                   $0                 $1,781,529
L.P.

JP Acquisition Fund III,
L.P.                              2,484,420               3,665,013                   $0                 $5,387,078

Benjamin R. Jacobson                120,414                       0             $  3,452                   $102,034

Trust FBO Nicolas Karlson*           47,799                   6,627             $ 38,909                     $8,770

Trust U/A/D 12/21/87 FBO
Sara Katherine Jacobson*             95,457                  13,536             $ 77,941                    $17,540

HVS Boxers LLC                       73,038                  75,435                   $0                   $130,067

George A. Kellner**                 665,802                       0             $429,685                   $153,574

Amcito Partners, L.P.                73,038                  75,435                   $0                   $130,067

Nathan Gantcher                      73,038                  75,435                   $0                   $130,067

Gerald L. Parsky                     73,038                  75,435                   $0                   $130,067

Harrison R. Horan                   104,058                       0               $2,972                    $88,186

James J. Morgan                      26,226                 200,220                   $0                   $198,373

Geraldine Ann Cachat                  1,269                       0               $1,112                         $0

Jamie L. Goldberg                     3,102                   1,833                   $0                     $4,323

Paul V. Hoagland                      3,243                       0               $2,841                         $0

Barcam Holdings, Inc.                13,254                  36,942                   $0                    $43,973

Raymond P. Barbrick                   6,486                       0               $1,273                     $4,409

Walter E. Cisowski                    3,243                       0               $2,841                         $0

Timothy Whelan                        6,486                       0               $1,273                     $4,409

John and Beverly
Dickerson, JTWROS                    13,254                  11,844                   $0                    $21,987

Allan Chan                                0                   4,935                   $0                     $4,323

Silvia Cocozza                            0                   4,935                   $0                     $4,323

Edmund Gaffney                            0                  10,011                   $0                     $8,770

Christopher D. Heinz                      0                  25,098                   $0                    $21,987

Virginia Juliano                          0                   4,935                   $0                     $4,323

Maria and Gaetano Ruvio,
JTWROS                                    0                   4,935                   $0                     $4,323

D. M. Harlan, Jr.                         0                   4,935                   $0                     $4,323

Rodgers Chris Busbee                      0                   4,935                   $0                     $4,323

Kurt Schnaubelt                           0                   4,935                   $0                     $4,323

Jacobson Partners Profit
  Sharing Plan*                     622,656                       0             $545,464                         $0

                    TOTALS        5,595,585               5,254,788           $1,107,763                 $8,397,471
                                   ---------              ---------            ----------                ----------

* Trust FBO Nicolas Karlson, Trust U/A/D 12/21/87 FBO Sara Katherine Jacobson and the Jacobson Partners Profit Sharing Plan acquired 44,415 Shares, 88,971 Shares and 622,656 Shares, respectively, under the Rights Offering for $38,909, $77,941, and $545,464, respectively, in cash, through the exercise of rights granted to Benjamin R. Jacobson under the Rights Offering by Mr. Jacobson on their behalf.

** The amount of Shares reported as acquired by Mr. Kellner through the Rights Offering includes 63,450 Shares acquired directly by his spouse for $55,582 in cash.

          The above table does not reflect indirect acquisitions of Shares by certain of the Reporting Persons (i.e., acquisitions which such persons may be deemed to have made by virtue of their interests in or control of securities directly owned by other persons) as such indirect acquisitions result solely from one or more of the direct acquisitions set forth in the above table and the effect of such indirect acquisitions on the Reporting Persons’ beneficial ownership of Shares is reflected in the numbers of Shares reported as beneficially owned and the ownership percentages set forth on the cover sheets above and in Item 5 below.

          Upon consummation of the Rights Offering on May 16, 2003, the Contingent Options to acquire an aggregate of 400,000 Shares previously issued to certain of the Reporting Persons became exercisable. As described in Amendment No. 3, the Contingent Options were granted by the Company previously in exchange for such Reporting Persons agreeing to arrange for investors to act as standby purchasers in connection with the Rights Offering, and the effectiveness of their grant and their exercisability was contingent upon the consummation of the Rights Offering. The Contingent Options entitle their holders to purchase Shares at an exercise price of $5.00 per Share, with such Contingent Options being exercisable during the period commencing on the date on which the Rights Offering is consummated and ending on July 19, 2006. Ownership of the Contingent Options is disclosed in the notes to the ownership table set forth in Item 5.

Item 4. Purpose of Transaction.

          Item 4 is hereby amended and supplemented by adding thereto the following information:

          The 40,000 Shares and 800 Shares acquired by Nathan Gantcher on May 9, 2003, and May 21, 2003, respectively, were acquired for investment purposes.

          As described in Amendment No. 4, the purpose of the Rights Offering and the Standby Securities Purchase Agreement was to refinance the Subordinated Notes. All of the Shares and the Contingent Options acquired by the Reporting Persons on May 16, 2003 in connection with the Rights Offering and the Standby Securities Purchase Agreement were acquired for investment purposes.

          Except as expressly disclosed herein, in the Initial 13D Filing or in the Prior Amendments, the Reporting Persons are not currently contemplating any transactions or changes with respect to the Company of a nature which would require disclosure under this Item.

Item 5. Interest in Securities of the Issuer.

          Item 5 is hereby amended and restated in its entirety as follows:

           (a) Based on the Company's Rule 424(b)(1) prospectus relating to the Rights Offering, filed with the Securities and Exchange Commission on April 15, 2003, following the consummation of the Rights Offering and the transactions contemplated under the Standby Securities Purchase Agreement on May 16, 2003, the aggregate number of issued and outstanding Shares of the Company was 19,516,210.

          As of the date of this Amendment No. 5, the Reporting Persons, as a group, may be deemed to beneficially own an aggregate of 15,266,700 Shares, representing approximately 76.2% of the Shares that would be outstanding assuming exercise of all options to purchase Shares beneficially owned by the Reporting Persons which are presently exercisable or exercisable within 60 days. Options included in this calculation consist of options to purchase an aggregate of 130,000 Shares held by Messrs. Jacobson, Morgan and Kellner, and Contingent Options to purchase an aggregate of 400,000 Shares which became exercisable on May 16, 2003.

          The following chart sets forth the beneficial ownership of Shares by each Reporting Person, assuming in each case the exercise by such person of any options to purchase Shares beneficially owned by such person, which options are currently exercisable or will be exercisable within 60 days after the date hereof:

                                          Number of Shares            Percentage
Name                                      Beneficially Owned          of Class
----                                      ------------------          ----------

JP Acquisition Fund II, L.P. (1)          2,327,712                   11.9%

JP Acquisition Fund III, L.P. (2)         6,887,851                   34.8%

JPAF Limited Partnership (3)              2,327,712                   11.9%

JPAF, Inc. (4)                            2,327,712                   11.9%

JPAF III LLC (5)                          6,887,851                   34.8%

Jacobson Partners (6)                     11,618,136                  58.3%

Benjamin R. Jacobson (7)                  11,628,136                  58.4%

HVS Boxers LLC (8)                        168,950                     0.9%

Michael J. Fuchs (9)                      335,391                     1.7%

George A. Kellner (10)                    3,581,279                   18.3%

Amcito Partners, L.P. (11)                168,950                     0.9%

Brandywine Managers, LLC (12)             168,950                     0.9%

Amcito G.P. (12)                          168,950                     0.9%

David C. Patterson (12)                   168,950                     0.9%

Judith A. Little (12)                     168,950                     0.9%

Gregory S. Little (12)                    168,950                     0.9%

Jacqueline P. Little (12)                 168,950                     0.9%

Nathan Gantcher (13)                      209,750                     1.1%

Gerald L. Parsky (14)                     168,950                     0.9%

Paul V. Hoagland (15)                     4,753                       less than 0.1%

Barcam Holdings, Inc. (16)                54,393                      0.3%

Bernard Matte (17)                        54,393                      0.3%

Raymond P. Barbrick (18)                  8,114                       less than 0.1%

Harrison R. Horan (19)                    749,516                     3.8%

Walter E. Cisowski (20)                   4,753                       less than 0.1%

Timothy Whelan (21)                       8,114                       less than 0.1%

John Dickerson (22)                       28,707                      0.1%

Beverly Dickerson (22)                    28,707                      0.1%

Geraldine Ann Cachat (23)                 1,873                       less than 0.1%

Jamie L. Goldberg (24)                    5,808                       less than 0.1%

Trust FBO Nicolas Karlson (25)            55,467                      0.3%

Trust U/A/D 12/21/87 FBO Sara Katherine   110,974                     0.6%
Jacobson (26)

James J. Morgan (27)                      346,818                     1.8%

Allan Chan (28)                           5,053                       less than 0.1%

Silvia Cocozza (29)                       5,053                       less than 0.1%

Edmund Gaffney (30)                       10,247                      0.1%

Christopher D. Heinz (31)                 25,687                      0.1%

Virginia Juliano (32)                     5,053                       less than 0.1%

D. M. Harlan (33)                         5,053                       less than 0.1%

Maria Ruvio (34)                          5,053                       less than 0.1%

Gaetano Ruvio (34)                        5,053                       less than 0.1%

Rodgers Chris Busbee (35)                 5,053                       less than 0.1%

Kurt Schnaubelt (36)                      5,053                       less than 0.1%

Jacobson Partners Profit
        Sharing Plan (37)               622,656                       3.2%
(1) These Shares (the "JPAF II Shares") are owned directly by JP Acquisition Fund II, L.P. ("JPAF II"), and include 86,012 Shares issuable upon exercise of Contingent Options directly owned by JPAF II. JPAF II has shared voting power and shared dispositive power with respect to all such Shares.

(2) These Shares (the "JPAF III Shares") are owned directly by JP Acquisition Fund III, L.P. ("JPAF III"), and include 262,610 Shares issuable upon exercise of Contingent Options directly owned by JPAF III. JPAF III has shared voting power and shared dispositive power with respect to all such Shares.

(3) Consists of all the JPAF II Shares. JPAF Limited Partnership is the general partner of JPAF II. Consequently, JPAF Limited Partnership may be deemed to have shared voting power and shared dispositive power with respect to all such Shares.

(4) Consists of all the JPAF II Shares. JPAF, Inc. is the general partner of JPAF Limited Partnership, which is the general partner of JPAF II. Consequently, JPAF, Inc. may be deemed to have shared voting power and shared dispositive power with respect to all such Shares.

(5) Consists of all the JPAF III Shares. JPAF III LLC is the general partner of JPAF III. Consequently, JPAF III LLC may be deemed to have shared voting power and shared dispositive power with respect to all such Shares.

(6) Includes all the JPAF III Shares. Jacobson Partners is the sole member of JPAF III LLC, which is the general partner of JPAF III. Consequently, Jacobson Partners may be deemed to have shared voting power and shared dispositive power with respect to all the JPAF III Shares. Also includes 4,730,285 Shares owned directly by other Reporting Persons (including 137,390 Shares issuable upon exercise of Contingent Options owned directly by such Reporting Persons) as to which, pursuant to the Securityholders' Agreement, Jacobson Partners has certain significant rights to both restrict or compel their disposition. Consequently, Jacobson Partners may be deemed to have shared dispositive power, but no voting power, over such 4,730,285 Shares.

(7) Includes 10,000 Shares issuable pursuant to presently exercisable stock options issued to Mr. Jacobson under the Company's Director Stock Option Plan, as to which Mr. Jacobson would have sole voting power and sole dispositive power. Also includes 292,663 Shares which are owned directly by Mr. Jacobson (including 4,317 Shares issuable upon exercise of Contingent Options owned directly by Mr. Jacobson). Since, pursuant to the Securityholders' Agreement, Jacobson Partners has certain significant rights to both restrict and compel the disposition of such 292,663 Shares, Mr. Jacobson has sole voting power but may be deemed to have shared dispositive power with respect to such Shares. Also includes the 2,327,712 JPAF II Shares referenced in footnote (1) above, as to which Mr. Jacobson may be deemed to have shared voting power and shared dispositive power. Mr. Jacobson is the controlling shareholder of JPAF, Inc., which is the general partner of JPAF Limited Partnership, which is the general partner of JPAF II. Also includes the 6,887,851 JPAF III Shares referenced in Note (2) above, as to which Mr. Jacobson may be deemed to have shared voting power and shared dispositive power. Mr. Jacobson is the managing partner of Jacobson Partners, which is the sole member of JPAF III LLC, which is the general partner of JPAF III. Also includes 622,656 Shares owned directly by the Jacobson Partners Profit Sharing Plan, as described in Note (37) below, as to which Mr. Jacobson may be deemed to have shared voting power and shared dispositive power because he is a co-trustee of the plan. Also includes 1,487,254 Shares owned directly by other Reporting Persons (including 47,061 Shares issuable upon exercise of Contingent Options owned directly by such Reporting Persons) as to which, pursuant to the Securityholders' Agreement, Mr. Jacobson has certain proxy voting rights and Jacobson Partners has certain significant rights to both restrict and compel their disposition. Consequently, Mr. Jacobson may be deemed to have shared voting power and shared dispositive power with respect to such 1,487,254 Shares.

(8) These Shares are owned directly by HVS Boxers LLC, and include 6,401 Shares issuable upon exercise of Contingent Options owned directly by HVS Boxers LLC. Pursuant to the Securityholders' Agreement, Jacobson Partners has certain significant rights to both restrict and compel the disposition of, and Mr. Jacobson has certain proxy rights to vote, these Shares. Consequently, HVS Boxers LLC may be deemed to have shared voting power and shared dispositive power with respect to all such Shares.

(9) Includes the 168,950 Shares owned directly by HVS Boxers LLC as described in Note (8) above. Mr. Fuchs is the managing member of HVS Boxers LLC, and, therefore, may be deemed to have shared voting power and shared dispositive power with respect to such Shares. Also includes 55,467 Shares owned directly by Trust FBO Nicolas Karlson and 110,974 Shares owned directly by Trust U/A/D 12/21/87 FBO Sara Katherine Jacobson (collectively, the "Trusts"). Mr. Fuchs serves as trustee for the Trusts, and, therefore, may be deemed to have shared voting power and shared dispositive power over the Trusts' Shares.

(10) Includes 2,427,373 Shares owned directly by Childcare Associates and 437,627 Shares owned directly by KD Partners II. Since Mr. Kellner is the managing partner of Childcare Associates and the managing partner of KD Special Situations Partners, the investment general partner of KD Partners II, Mr. Kellner may be deemed to have shared voting power and shared dispositive power with respect to all such Shares. Includes 549,314 Shares owned directly by Mr. Kellner, as to which Mr. Kellner has sole voting power and sole dispositive power. Also includes 93,515 Shares owned directly by Mr. Kellner (including 6,401 Shares issuable upon exercise of Contingent Options owned directly by Mr. Kellner) as to which, pursuant to the Securityholders' Agreement, Jacobson Partners has certain significant rights to restrict or compel their disposition and Mr. Jacobson has certain proxy voting rights. Consequently, Mr. Kellner may be deemed to have shared voting power and shared dispositive power with respect to such 93,515 Shares. Also includes 63,450 Shares owned directly by Martha Kellner, Mr. Kellner's spouse, as to which Mr. Kellner may be deemed to exercise shared voting power and shares dispositive power. Also includes 10,000 Shares issuable pursuant to presently exercisable stock options granted to Mr. Kellner under the Company's Director Stock Option Plan, as to which Mr. Kellner would have sole voting power and sole dispositive power. Does not include director stock options to purchase 2,500 Shares which will become exercisable in August 2003.

(11) These Shares are owned directly by Amcito Partners, L.P. , and include 6,401 Shares issuable upon exercise of Contingent Options owned directly by Amcito Partners, L.P. Pursuant to the Securityholders' Agreement, Jacobson Partners has certain significant rights to both restrict and compel the disposition of, and Mr. Jacobson has certain proxy rights to vote, these Shares. Consequently, Amcito Partners, L.P. may be deemed to have shared voting power and shared dispositive power with respect to all such Shares.

(12) Includes the 168,950 Shares owned directly by Amcito Partners, L.P. as described in Note (11) above. Since Brandywine Managers, LLC is the managing general partner of Amcito Partners, L.P. , David C. Patterson is the managing director of Brandywine Managers, LLC, Amcito G.P. is a general partner of Amcito Partners, L.P., and Judith A. Little, Gregory S. Little and Jacqueline P. Little are general partners of Amcito G.P., each of Brandywine Managers, LLC, David C. Patterson, Amcito G.P., Judith A. Little, Gregory S. Little and Jacqueline P. Little may be deemed to have shared voting power and shared dispositive power with respect to all such Shares.

(13) Includes 40,800 Shares owned directly by Mr. Gantcher, as to which Mr. Gantcher has sole voting power and sole dispositive power. Also includes 168,950 Shares owned directly by Mr. Gantcher (including 6,401 Shares issuable upon exercise of Contingent Options owned directly by Mr. Gantcher) as to which, pursuant to the Securityholders' Agreement, Jacobson Partners has certain significant rights to both restrict and compel the disposition of, and Mr. Jacobson has certain proxy rights to vote, these Shares. Consequently, Mr. Gantcher may be deemed to have shared voting power and shared dispositive power with respect to such 168,950 Shares.

(14) These Shares are owned directly by Mr. Parsky, and include 6,401 Shares issuable upon exercise of Contingent Options owned directly by Mr. Parsky . Pursuant to the Securityholders' Agreement, Jacobson Partners has certain significant rights to both restrict and compel the disposition of, and Mr. Jacobson has certain proxy rights to vote, these Shares. Consequently, Mr. Parsky may be deemed to have shared voting power and shared dispositive power with respect to all such Shares.

(15) These Shares are owned directly by Mr. Hoagland, and include 235 Shares issuable upon exercise of Contingent Options owned directly by Mr. Hoagland. Pursuant to the Securityholders' Agreement, Jacobson Partners has certain significant rights to both restrict and compel the disposition of, and Mr. Jacobson has certain proxy rights to vote, these Shares. Consequently, Mr. Hoagland may be deemed to have shared voting power and shared dispositive power with respect to all such Shares.

(16) These Shares are owned directly by Barcam Holdings Inc., and include 1,648 Shares issuable upon exercise of Contingent Options owned directly by Barcam Holdings, Inc. Pursuant to the Securityholders' Agreement, Jacobson Partners has certain significant rights to both restrict and compel the disposition of, and Mr. Jacobson has certain proxy rights to vote, these Shares. Consequently, Barcam Holdings, Inc. may be deemed to have shared voting power and shared dispositive power with respect to such Shares.

(17) Includes the 54,393 Shares owned directly by Barcam Holdings Inc. as described in Note (16) above. Since Mr. Matte is the President and Chief Executive Officer of Barcam Holdings Inc., he may be deemed to have shared voting power and shared dispositive power with respect to all such Shares.

(18) These Shares are owned directly by Mr. Barbrick, and include 353 Shares issuable upon exercise of Contingent Options owned directly by Mr. Barbrick. Pursuant to the Securityholders' Agreement, Jacobson Partners has certain significant rights to both restrict and compel the disposition of, and Mr. Jacobson has certain proxy rights to vote, these Shares. Consequently, Mr. Barbrick may be deemed to have shared voting power and shared dispositive power with respect to all such Shares.

(19) Includes 126,860 Shares owned directly by Mr. Horan, which amount includes 2,826 Shares issuable upon exercise of Contingent Options owned directly by Mr. Horan. Pursuant to the Securityholders' Agreement, Jacobson Partners has certain significant rights to both restrict and compel the disposition of, and Mr. Jacobson has certain proxy rights to vote, such 126,860 Shares. Consequently, Mr. Horan may be deemed to have shared voting power and shared dispositive power with respect to all such 126,860 Shares. Also includes 622,656 Shares owned directly by the Jacobson Partners Profit Sharing Plan, as described in Note (37) below, as to which Mr. Horan may be deemed to have shared voting power and shared dispositive power because he is a co-trustee of the plan.

(20) These Shares are owned directly by Mr. Cisowski, and include 235 Shares issuable upon exercise of Contingent Options owned directly by Mr. Cisowski. Pursuant to the Securityholders' Agreement, Jacobson Partners has certain significant rights to both restrict and compel the disposition of, and Mr. Jacobson has certain proxy rights to vote, these Shares. Consequently, Mr. Cisowski may be deemed to have shared voting power and shared dispositive power with respect to all such Shares.

(21) These Shares are owned directly by Mr. Whelan, and include 353 Shares issuable upon exercise of Contingent Options owned directly by Mr. Whelan. Pursuant to the Securityholders' Agreement, Jacobson Partners has certain significant rights to both restrict and compel the disposition of, and Mr. Jacobson has certain proxy rights to vote, these Shares. Consequently, Mr. Whelan may be deemed to have shared voting power and shared dispositive power with respect to all such Shares.

(22) These Shares are owned directly by Mr. Dickerson and Ms. Dickerson, as JTWROS, and include 1,060 Shares issuable upon exercise of Contingent Options owned directly by them. Pursuant to the Securityholders' Agreement, Jacobson Partners has certain significant rights to both restrict and compel the disposition of, and Mr. Jacobson has certain proxy rights to vote, these Shares. Consequently, both Mr. Dickerson and Ms. Dickerson may be deemed to have shared voting power and shared dispositive power with respect to all such Shares.

(23) These Shares are owned directly by Ms. Cachat, and include 94 Shares issuable upon exercise of Contingent Options owned directly by Ms. Cachat. Pursuant to the Securityholders' Agreement, Jacobson Partners has certain significant rights to both restrict and compel the disposition of, and Mr. Jacobson has certain proxy rights to vote, these Shares. Consequently, Ms. Cachat may be deemed to have shared voting power and shared dispositive power with respect to all such Shares.

(24) These Shares are owned directly by Ms. Goldberg, and include 236 Shares issuable upon exercise of Contingent Options owned directly by Ms. Goldberg. Pursuant to the Securityholders' Agreement, Jacobson Partners has certain significant rights to both restrict and compel the disposition of, and Mr. Jacobson has certain proxy rights to vote, these Shares. Consequently, Ms. Goldberg may be deemed to have shared voting power and shared dispositive power with respect to all such Shares.

(25) These Shares are owned directly by Trust FBO Nicolas Karlson, and include 361 Shares issuable upon exercise of Contingent Options owned directly by the trust. As described in Note (9) above, Michael J. Fuchs is the trustee for such trust. Pursuant to the Securityholders' Agreement, Jacobson Partners has certain significant rights to both restrict and compel the disposition of, and Mr. Jacobson has certain proxy rights to vote, these Shares. Consequently, the trust may be deemed to have shared voting power and shared dispositive power with respect to all such Shares.

(26) These Shares are owned directly by Trust U/A/D 12/21/87 FBO Sara Katherine Jacobson, and include 706 Shares issuable upon exercise of Contingent Options owned directly by the trust. As described in Note (9) above, Michael J. Fuchs is the trustee for such trust. Pursuant to the Securityholders' Agreement, Jacobson Partners has certain significant rights to both restrict and compel the disposition of, and Mr. Jacobson has certain proxy rights to vote, these Shares. Consequently, the trust may be deemed to have shared voting power and shared dispositive power with respect to all such Shares.

(27) Includes 110,000 Shares issuable pursuant to presently exercisable stock options granted to Mr. Morgan pursuant to a consulting arrangement with the Company, as to which Mr. Morgan would have sole voting power and sole dispositive power. The remaining 236,818 Shares are owned directly by Mr. Morgan, and include 5,298 Shares issuable upon exercise of Contingent Options owned directly by Mr. Morgan. Pursuant to the Securityholders' Agreement, Jacobson Partners has certain significant rights to both restrict and compel the disposition of, and Mr. Jacobson has certain proxy rights to vote, such 236,818 Shares. Consequently, Mr. Morgan may be deemed to have shared voting power and shared dispositive power with respect to such 236,818 Shares.

(28) These Shares are owned directly by Mr. Chan, and include 118 Shares issuable upon exercise of Contingent Options owned directly by Mr. Chan. Pursuant to the Securityholders' Agreement, Jacobson Partners has certain significant rights to both restrict and compel the disposition of, and Mr. Jacobson has certain proxy rights to vote, these Shares. Consequently, Mr. Chan may be deemed to have shared voting power and shared dispositive power with respect to all such Shares.

(29) These Shares are owned directly by Ms. Cocozza, and include 118 Shares issuable upon exercise of Contingent Options owned directly by Ms. Cocozza. Pursuant to the Securityholders' Agreement, Jacobson Partners has certain significant rights to both restrict and compel the disposition of, and Mr. Jacobson has certain proxy rights to vote, these Shares. Consequently, Ms. Cocozza may be deemed to have shared voting power and shared dispositive power with respect to all such Shares.

(30) These Shares are owned directly by Mr. Gaffney, and include 236 Shares issuable upon exercise of Contingent Options owned directly by Mr. Gaffney. Pursuant to the Securityholders' Agreement, Jacobson Partners has certain significant rights to both restrict and compel the disposition of, and Mr. Jacobson has certain proxy rights to vote, these Shares. Consequently, Mr. Gaffney may be deemed to have shared voting power and shared dispositive power with respect to all such Shares.

(31) These Shares are owned directly by Mr. Heinz, and include 589 Shares issuable upon exercise of Contingent Options owned directly by Mr. Heinz. Pursuant to the Securityholders' Agreement, Jacobson Partners has certain significant rights to both restrict and compel the disposition of, and Mr. Jacobson has certain proxy rights to vote, these Shares. Consequently, Mr. Heinz may be deemed to have shared voting power and shared dispositive power with respect to all such Shares.

(32) These Shares are owned directly by Ms. Juliano, and include 118 Shares issuable upon exercise of Contingent Options owned directly by Ms. Juliano. Pursuant to the Securityholders' Agreement, Jacobson Partners has certain significant rights to both restrict and compel the disposition of, and Mr. Jacobson has certain proxy rights to vote, these Shares. Consequently, Ms. Juliano may be deemed to have shared voting power and shared dispositive power with respect to all such Shares.

(33) These Shares are owned directly by Mr. Harlan, and include 118 Shares issuable upon exercise of Contingent Options owned directly by Mr. Harlan. Pursuant to the Securityholders' Agreement, Jacobson Partners has certain significant rights to both restrict and compel the disposition of, and Mr. Jacobson has certain proxy rights to vote, these Shares. Consequently, Mr. Harlan may be deemed to have shared voting power and shared dispositive power with respect to all such Shares.

(34) These Shares are owned directly by Mr. Ruvio and Ms. Ruvio, as JTWROS, and include 118 Shares issuable upon exercise of Contingent Options owned directly by them. Pursuant to the Securityholders' Agreement, Jacobson Partners has certain significant rights to both restrict and compel the disposition of, and Mr. Jacobson has certain proxy rights to vote, these Shares. Consequently, both Mr. Ruvio and Ms. Ruvio may be deemed to have shared voting power and shared dispositive power with respect to all such Shares.

(35) These Shares are owned directly by Mr. Busbee, and include 118 Shares issuable upon exercise of Contingent Options owned directly by Mr. Busbee. Pursuant to the Securityholders' Agreement, Jacobson Partners has certain significant rights to both restrict and compel the disposition of, and Mr. Jacobson has certain proxy rights to vote, these Shares. Consequently, Mr. Busbee may be deemed to have shared voting power and shared dispositive power with respect to all such Shares.

(36) These Shares are owned directly by Mr. Schnaubelt, and include 118 Shares issuable upon exercise of Contingent Options owned directly by Mr. Schnaubelt. Pursuant to the Securityholders' Agreement, Jacobson Partners has certain significant rights to both restrict and compel the disposition of, and Mr. Jacobson has certain proxy rights to vote, these Shares. Consequently, Mr. Schnaubelt may be deemed to have shared voting power and shared dispositive power with respect to all such Shares.

(37) These Shares are owned directly by the Jacobson Partners Profit Sharing Plan. Benjamin R. Jacobson and Harrison R. Horan are co-trustees of the plan. Pursuant to the Securityholders' Agreement, Jacobson Partners has certain significant rights to both restrict and compel disposition of, and Mr. Jacobson has certain proxy rights to vote, these Shares. Consequently, the Jacobson Partners Profit Sharing Plan may be deemed to have shared voting power and shared dispositive power with respect to all such Shares.

          As disclosed above, Mr. Kellner may be deemed to share voting and dispositive power with respect to 2,427,373 Shares, 437,627 Shares and 63,450 Shares with Childcare Associates, KD Partners II and his spouse, Martha Kellner, respectively. Childcare Associates is a New York entity whose principal business is investing in public and private companies. Childcare Associates’ principal office and principal business are located at 900 Third Ave., 10th Floor, New York, NY 10022. KD Partners II is a Cayman Islands entity whose principal business is investing in public and private companies. KD Partners II’s principal office is located at 900 Third Ave., 10th Floor, New York, NY 10022 and its principal business is located at c/o Ansbacher (Cayman) Limited, P.O. Box 887 GT, 20 Genesis Close, Grand Cayman, Cayman Islands, British West Indies. Martha Kellner resides at 117 East 78th Street, New York, NY 10021 and is not presently employed. During the last five years, neither Childcare Associates, KD Partners II nor Ms. Kellner (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

           (b) See the response to Item 5(a).

           (c) Except for the transactions described in Item 3, during the 60 days prior to the date of this filing, none of the Reporting Persons has effected any transactions in the Shares.

           (d) Except with respect to Childcare Associates, KD Partners II and Martha Kellner, each of which may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares directly owned by it or her, no person other than those listed in Item 5(a) above has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares listed in Item 5(a) above.

           (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          See the Prior Amendments for disclosure relating to this Item.

Item 7 Material to be Filed as Exhibits.

1. Joint Reporting Agreement and Power of Attorney on Behalf of Each Reporting Person.

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JP ACQUISITION FUND II, L.P.

By: JPAF Limited Partnership, General Partner
By: JPAF, Inc., General Partner

By:/s/ Benjamin R. Jacobson
       Benjamin R. Jacobson, President

JP ACQUISITION FUND III, L.P.

By: JPAF III LLC, General Partner
By: Jacobson Partners, Sole Member

By:/s/ Benjamin R. Jacobson
       Benjamin R. Jacobson, Managing Partner

JPAF LIMITED PARTNERSHIP

By: JPAF, Inc., General Partner

By:/s/ Benjamin R. Jacobson
       Benjamin R. Jacobson, President

JPAF, Inc.

By:/s/ Benjamin R. Jacobson
       Benjamin R. Jacobson, President

JPAF III LLC
By: Jacobson Partners, Sole Member

By:/s/ Benjamin R. Jacobson
       Benjamin R. Jacobson, Managing Partner

JACOBSON PARTNERS

By:/s/ Benjamin R. Jacobson
       Benjamin R. Jacobson, Managing Partner

/s/ Benjamin R. Racobson
BENJAMIN R. JACOBSON

HVS BOXERS, LLC*
MICHAEL J. FUCHS*
GEORGE A. KELLNER*
AMCITO PARTNERS, L.P.*
BRANDYWINE MANAGERS, LLC*
AMCITO G.P.*
DAVID C. PATTERSON*
JUDITH A. LITTLE*
GREGORY S. LITTLE*
JACQUELINE P. LITTLE*
NATHAN GANTCHER*
GERALD L. PARSKY*
PAUL V. HOAGLAND*
BARCAM HOLDINGS, INC.*
BERNARD MATTE*
RAYMOND P. BARBRICK*
HARRISON R. HORAN*
WALTER E. CISOWSKI*
TIMOTHY WHELAN*
JOHN DICKERSON*
BEVERLY DICKERSON*
GERALDINE ANN CACHAT*
JAMIE L. GOLDBERG*
TRUST FBO NICOLAS KARLSON*
TRUST U/A/D 12/21/87 FBO
   SARA KATHERINE JACOBSON*
JAMES J. MORGAN*
ALLAN CHAN*
SILVIA COCOZZA*
EDMUND GAFFNEY*
CHRISTOPHER D. HEINZ*
VIRGINIA JULIANO*
D. MICHAEL HARLAN*
MARIA RUVIO*
GAETANO RUVIO*
RODGERS CHRIS BUSBEE*
KURT SCHNAUBELT*
JACOBSON PARTNERS PROFIT SHARING PLAN*

*By:/s/ Benjamin R. Jacobson
Benjamin R. Jacobson, as Attorney-in-Fact

Date: June 4, 2003